ALTERNATIVE MONTHLY EARLY WARNING REPORT
PURSUANT TO PART 4 OF NATIONAL INSTRUMENT 62-103

1.	Name and Address of the eligible institutional investor:

Marquest Asset Management Inc. (“Marquest”) 161 Bay Street, Suite 4420, P.O. Box 204 Toronto, Ontario M5J 2S1

2.	Name of Reporting Issuer with respect to which this report is filed:

Pacific North West Capital Corp. (the “Reporting Issuer”).

3.	Period for which the report is filed:

Period ended October 31, 2012.

4.	Net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor’s securityholding percentage in the class of securities, since the last report was filed by the eligible institutional investor under Part 4 of National Instrument 62-103:

Not applicable. This is Marquest’s initial filing above 10%.

5.	Designation and number or principal amount of securities and the eligible institutional investor’s securityholding percentage in the class of securities at the end of the month for which the report is made:

Marquest, on behalf of the portfolios of investments funds managed by it, exercises control or direction over 11,103,888 common shares and 3,701,295 warrants of the Reporting Issuer. This represents an approximate 10.31% interest, on a partially diluted basis as at October 31, 2012.

6.	Designation and number or principal amount of securities and the percentage of outstanding securities referred to in paragraph 4 over which:

(i) the eligible institutional investor, either alone or together with any joint actors, has ownership and control;

Not applicable.

(ii) the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actor; and

Not applicable.

(iii) the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

Marquest exercises control or direction, but not ownership, over all of the securities of the Reporting Issuer referred to in paragraph 5 above on behalf of the portfolios of investments funds over which it has discretionary trading authority.

7.	Purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities including any further intention to acquire ownership of, or control over, additional securities of the reporting issuer:

The securities of the Reporting Issuer acquired by Marquest, on behalf of the portfolios of investment funds managed by it, are held for investment purposes. These investments will be reviewed on a continuing basis and such holdings may be increased or decreased in the future.

8.	General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

Not applicable.

9.	The names of any joint actors in connection with the disclosure required by this form:

Not applicable.

10.	If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor entity under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer's securities:

Not applicable.

11.	Statement that the eligible institutional investor is eligible to file reports under Part 4 of National Instrument 62-103 in respect of the reporting issuer:

Marquest is eligible to file this report under the alternative monthly reporting system (Part 4) of National Instrument 62-103.

12.	Declaration:

The filing of this report is not an admission that any entity named in this report owns or controls any securities or is a joint actor with another named entity.

9th day of November 2012

Per:	"Brett Northrup" Brett Northrup Chief Financial Officer